SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                        For the month of November, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)



Contents

 01  Welcome to SVG Capital plc

 02  Financial and operational highlights 2006

 03  20 largest underlying companies

 04  Chairman's statement

 08  Chief Executive Officer's review

 10  Portfolio review

 14  20 largest underlying companies

 20  List of investments

 23  Independent review report

 24  Consolidated income statement

 25  Consolidated statement of changes in equity

 26  Consolidated balance sheet

 27  Consolidated cash flow statement

 28  Notes to the accounts

 34  Company summary

 36  Directors and advisers



Welcome to SVG Capital plc

Company profile

SVG Capital is a private equity investor and fund management business listed on the London Stock Exchange.

Our investment objective

SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, a leading international private equity specialist(1).

In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds.

To complement this investment objective and create capital and income for the Company, its fund management business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

Our businesses

Private equity investment

SVG Capital  invests in a portfolio  of private  equity  funds,  the majority of
which  are  advised  by  Permira,   a  leading   international   private  equity
specialist(1).

Information on our Investment portfolio is included on pages 10 to 21

Fund management

SVG Capital's fund management business, SVG Advisers structures, markets, manages and advises products for investment in private and public equity using private equity techniques.

1 The majority of Permira's investments will be in companies with significant European operations.


                                        2



Financial and operational highlights 2006

Notes:

1. Gross assets: Equity shareholders' funds plus debt. Total debt of nil (2005: GBP43.0m).
      Capital changes:
2006: 2013 bonds fully converted into 10,208,327 ordinary shares
2005: 6,000,000 shares issued at 600p per share
2004: 2011 bonds fully converted into 9,874,679 ordinary shares
2003: Issue of 10,239,100 shares and conversion of GBP0.6m nominal 2011 bonds into  150,375 ordinary shares
2000: 'B' bonds fully converted into 3,299,380 ordinary shares
1999: Buy-back of 3,204,171 shares
1998: 'A' bonds fully converted into 5,683,236 ordinary shares


                                        3

20 largest underlying companies
By value at 30 June 2006

Chairman's statement

I am pleased to report a strong set of results for the first half of 2006 and we are confident that our investment strategy will continue to develop considerable shareholder value over the longer term.

Portfolio performance

The first six months of 2006 have seen a continuation of the overall strong operating performance of the portfolio companies. This has been accompanied by favourable debt and equity capital markets, which has led to a high level of distributions from the portfolio.

Since December 2005, fully diluted net assets per share have increased by 6.8% to 713.1p per share (Shareholders' funds of GBP1.0 billion), with material gains reported in several portfolio company valuations, in particular Travelodge and the AA, together adding GBP52.9 million (36.1p per share) to net assets.

The high level of distributions witnessed in 2005 has continued into 2006 and the Company has received GBP200.9 million of proceeds in the six months, ahead of distributions for the corresponding period last year. Since inception, SVG Capital has reported an average uplift on realisations to previous valuations of approximately 33% (excluding recapitalisations) and a net multiple of 2.2x original investment cost.

SVG Capital's net asset growth continues to outperform public markets over the longer period with a compound growth in net assets per share of 13.8% p.a. since listing in May 1996, an outperformance of the FTSE All-Share (Capital) of 9.2% p.a.

New commitments

As announced in March, SVG Capital has made a commitment of EUR2.8 billion to Permira IV, which held a first closing at EUR10 billion in July. Further commitments from structured products managed by SVG Advisers, will take the fund to its agreed cap of approximately EUR11 billion.

Permira IV will focus on larger buy-outs, predominantly in Europe. It is expected that SVG Capital's commitment to Permira IV will be drawn down during the fund's six year investment period. Funding will be provided from cash resources, distributions from the portfolio, the Company's credit facility and the proceeds from the issue of US$208 million Private Placement Notes in July 2006.

In addition, SVG Capital has made a US$50 million commitment to SV Life Sciences
IV. The fund is seeking to raise US$400 million and held a first closing in June with commitments of US$220 million. Like its predecessor funds, SV Life Sciences Fund IV will invest in companies within the life sciences sectors including biotechnology and pharmaceuticals, medical devices and instruments, healthcare IT and services.

Borrowing policy

During the course of the last year, the Board has spent considerable time reviewing the Company's balance sheet and in particular how it manages the financing of its commitments, taking into account the projected distributions from the Company's portfolio and its uncalled commitment profile.

We currently have significant cash balances, which will be drawn down to meet our substantial uncalled commitments. However, the Board believes that it is in the shareholders' best interests to enhance returns through the use of sensible leverage, and that the desired level of gearing for SVG Capital should be up to 20%, over time. The Board believes that the combination of long-term fixed interest debt and an increased credit facility will provide the Company with the flexibility to make substantial commitments to private equity, whilst lowering the Company's weighted average cost of capital and enhancing shareholder returns.

In line with this policy and to support the commitment to Permira IV and, given the current relatively low interest rate environment, the Company has increased its credit facility to a600 million (GBP415 million(1)) and has issued US$208 million (GBP113.1 million) of Private Placement Notes. The issue of Notes comprised three currency tranches (US$170 million, EUR20 million and GBP7 million) of Senior Unsecured Notes due 2013, placed with a group of six international insurance companies and issued in or swapped into fixed rates.

Dividend

As reported in the Annual Report and Accounts, during the course of 2005, SVG Capital received approximately GBP17.5 million of income from its portfolio. Accordingly, in order to maintain Investment Trust status, the Company declared a dividend to shareholders of 3.1p on 25 April 2006, which was paid on 31 May 2006.

Conversion of the 2013 4(1)/2% Bonds

In June, all of the Company's 2013 4(1)/2% Convertible Bonds converted into ordinary shares, increasing shares in issue to 138,805,045. SVG Capital calculates the net asset value of its ordinary shares on a fully diluted basis, hence the conversion of these bonds and the increase in share capital will have no impact on the calculation of the fully diluted net asset value per ordinary share.

Tenth anniversary

In May 2006, SVG Capital celebrated the tenth anniversary of its listing on the London Stock Exchange.

Since its listing, the Company has committed over GBP3 billion to private equity, built a successful fund management business and grown its net assets from GBP187.0 million to GBP1.0 billion. On behalf of the Board, I would like to thank our shareholders for their continued support and all the people who have made the first 10 years of the Company's existence such a success.

Market commentary

Much has been written recently about the growth of the private equity industry and the record amounts of capital being raised for the asset class. This growth has raised concerns about the sustainability of the private equity investment model and the returns that can be generated.

Growth in the supply of equity and debt has certainly affected pricing across the industry and have themselves been influenced by a five year upward movement in the economic cycle. However, the long-term drivers of private equity activity remain as relevant as ever. The need for corporate restructuring is evergreen and private equity firms have established themselves as desirable acquirers of assets.

Generating returns from private equity relies as much on careful manager selection as it does on the drivers of market activity. Our investment strategy is based on this simple insight and in Permira we are focused on a leading private equity firm. Permira has been in operation for over 20 years and through prudent deal selection has a track record of delivering substantial returns to investors over various economic and financial cycles, and of taking advantage of the movement in those cycles in both acquisitions and disposals.

Nicholas Ferguson
Chairman
19 September 2006

1    Exchange rate at 30 June 2006 (1.4465).

Chief Executive Officer's review

The performance of both our investment portfolio and fund management business, SVG Advisers, has been strong and I am pleased to report a good start Capital growth in external to 2006.

In March, we strengthened  further our  relationship  with Permira by committing
12.8 billion to Permira IV. This is the largest single commitment by a limited partner to a private equity fund and one which we believe has the potential to provide shareholders with strong net asset growth in the future.

Cash balances

SVG Capital has continued to benefit from substantial distributions from its private equity portfolio and at 30 June 2006, the Company had cash balances of GBP328.6 million(1). These relatively high cash balances highlight the performance and the cash generation of the portfolio, and place the Company in a strong position to make new commitments.

Since 30 June 2006, SVG Capital has received a further GBP113.1 million from the proceeds of its issue of Private Placement Notes and GBP78.9 million of distributions from its private equity portfolio and at 8 September 2006 had cash balances of GBP461.7 million (46% of gross assets). Against this, SVG Capital has approximately GBP100 million of calls outstanding, which we would expect to be called down in the coming months. Taking into account debt and identified calls outstanding, SVG Capital's net cash balances are around GBP248.6 million (24.6% of net assets).

Given the quantum of SVG Capital's uncalled commitments (approximately GBP2.2 billion including the commitment to Permira IV), the Board is comfortable with the current level of cash on the balance sheet. The Board would like SVG Capital to move into a leveraged position over the coming years as its uncalled commitments are drawn down, although this will be dependent on the calls and distribution profile of our underlying funds.

Interim operating review of SVG Advisers

SVG Advisers has continued to build on its strong performance to date, reporting external fees of GBP8.3 million, a 70% increase to the corresponding period last year (June 2005: GBP4.9 million).

Funds and commitments under management now stand at 13.0 billion(2), versus 11.9 billion in December 2005 and we expect to finish the year with over 13.0 billion under management.

The team at SVG Advisers is currently marketing several feeder vehicles for Permira IV. To date, the response from potential investors has been positive and we expect to close all of the vehicles in the coming months. A more detailed report on the activities of SVG Advisers will be given in the Company's 2006 Annual Report.

Listed private equity

In the UK the listed private equity sector is well established, with the first private equity 'Investment Company', Electra, listing on the London Stock Exchange in 1976. The sector, which now has combined assets of GBP8.7 billion, has since become important in its own right and can no longer be regarded as simply a sub-sector of 'Investment Companies'.

In May, the US buy-out group KKR raised US$5 billion via a listed private equity vehicle, KKR Private Equity Investors, followed in August by Apollo Management, raising US$2 billion for AP Alternative Assets, both listing in Amsterdam.

We have long believed that as global savings markets mature the private equity industry will need to look at alternative markets for funding. Indeed, SVG
Capital was established 10 years ago to provide smaller institutions and individual investors access to the private equity asset class. SVG Capital has since gone on to become the largest investor in Permira's funds, representing over 20% of their funding.

The high profile flotations of KKR Private Equity Investors and AP Alternative Assets, have drawn attention to the sector and the benefits of investing in private equity through a listed structure. In the coming years, we expect other private equity groups will look to raise funds via listed vehicles, thus providing them with access to a new and growing investor base.

1 Not including SVG Advisers. Group cash balances at 30 June 2006 were GBP336.2 million.
2   As at 30 September 2006.

Outlook

Overall the operating environment for the portfolio companies has remained stable. Over the longer period, we would expect that operational improvements and a clear focus on cash generation and debt repayment within the portfolio companies will deliver strong asset growth for investors in SVG Capital, as well as equipping them for any deterioration in market conditions.

As for the environment for private equity activity more generally, Permira continues to review a steady supply of high quality deal-flow. On the investment front, the first half of the year was relatively quiet but it gave way to a much more energetic start to the second half, illustrating the lengthy gestation period for many deals. Permira continues to be active across the deal spectrum, from corporate carve-outs such as iglo Birds Eye to smaller growth buy-outs such as All3Media, as well as competing on the very largest transactions. On the exit side, the market for IPOs was challenging through the middle of the year but trade buyers remained in evidence and debt markets were still supportive of refinancing activity.

With respect to SVG Advisers, we are encouraged by the substantial growth in external fees in the first half. SVG Advisers was established in 2001 with the key objective of providing intelligent solutions for investing in private equity or public equity using private equity techniques. We believe that the business has now grown into a valuable asset, which is currently held at cost (GBP4.5 million) in SVG Capital's balance sheet, and that SVG Advisers is well placed to capitalise on growth opportunities in its markets.

Andrew Williams
Chief Executive Officer - SVG Advisers Limited
3 October 2006


We are encouraged by the substantial growth in external fees in the first half.


SVG Advisers
Private equity                                                         Public equity
Single manager funds          Open architecture
(Permira)                     fund of funds
P123                          Schroder Private Equity Fund             SVG UK Focus Fund
                              of Funds
P25                           Schroder Private Equity Fund             SVG UK Alpha Fund
                              of Funds II
Sapphire                      Schroder Private Equity Fund             The Strategic
                              of Funds III                             Recovery Fund II
                              SVG Diamond I                            Strategic Equity Capital plc
                              SVG Diamond II                           SVG UK Alpha Strategy




Portfolio review

The portfolio's valuation has benefited from significant distributions and the overall strong operating performance of its underlying Capital companies, which have led to a 6.8% increase plc in net assets over the six months to 713.1p per share.

Operational improvements and strategic initiatives within the underlying portfolio companies have meant that the overall performance of the underlying portfolio companies continues to improve, with many successfully growing earnings. There have been a number of valuation uplifts in the six months, the two most material being Travelodge and the AA.

Over the period,  financing  markets  have  remained  supportive  and the strong levels of distributions witnessed in 2005 have continued into 2006. Distributions in the six months reached GBP200.9 million, the greater part of which have been through the sale of quoted holdings or recapitalisations of portfolio companies.

Half of the portfolio is valued on an earnings or third-party basis (35% and 15% respectively). Much of the increase in the value of the quoted portfolio during 2005 was crystallised in the first quarter of 2006 with the full realisations of several quoted holdings. Accordingly, the portfolio's exposure to quoted companies has decreased from 35% to 19% of the total portfolio, despite two IPOs in the period (EEMS and Marazzi). The remainder of the portfolio (31%) is valued at cost(1).

The portfolio's largest sector exposure is to the leisure sector, which represents 28% of the total. The balance of the portfolio is split between computer/electronics and communications (17%), retail (12%), medical and health (12%) and other services (11%), with smaller exposures to the other consumer, media, industrial products and services, chemicals, and other manufacturing sectors, together making up 20% of the portfolio. The geographic exposure has not changed markedly with European and multinational companies making up the vast majority (81%) of the portfolio.

The total number of portfolio companies has decreased to 115, as some of the older funds come to the end of their lives and realise the last of their holdings. Over time we would expect the number of portfolio companies to decrease to approximately 60-70, as SVG Capital becomes focused on a smaller number of funds. The portfolio remains relatively concentrated, with the 20 largest underlying companies representing 80% of the portfolio2 and 54% of net assets.

The weighted average discounted earnings multiple used to value the portfolio has decreased marginally to 6.5. The average discount applied to companies valued on an earnings basis remained unchanged at 33%.

The weakening of the US dollar against sterling has resulted in a GBP8.3 million negative impact on the portfolio's valuation at 30 June 2006.

Portfolio changes

There have been several valuation changes in the period, largely as a result of improved operating performances. A significant number of the valuation changes have also involved companies that have been recapitalised during the period, which together with improved operating performance and increases in earnings have resulted in valuation uplifts.

The largest valuation uplift in the six months was Travelodge, which was sold to Dubai International Capital in August. The value of the sale for SVG Capital was approximately GBP81.4 million, representing a net uplift of GBP37.1 million (25.3p per share) to the December 2005 valuation (after allowing for a provision for carried interest). Funds advised by Permira backed the buy-out of Travelodge from Compass Group in February 2003. In 2004, the company underwent a sale and lease back of its property portfolio, returning approximately 40% of the cost of the investment to investors.

The AA is the UK's largest roadside recovery business and one of the leading insurance brokers. Since its acquisition in 2004, the AA has undergone a series of operational improvements, which have resulted in the streamlining of its businesses and an increase in the company's earnings. During the six months, the company completed a recapitalisation, returning approximately 80% of cost to investors and bringing total proceeds back to investors, to date, to 1.0x cost. At 30 June 2006, SVG Capital's holding in the AA was valued at GBP24.5 million, which together with the value from the recapitalisation, represents a GBP15.8 million (10.8p per share) uplift to the December 2005 valuation.


                                        9

Ferretti, a world leading producer of luxury yachts, has been written up by GBP8.1 million (5.5p per share) to GBP39.7 million on the back of strong performance and improved earnings. Funds advised by Permira took Ferretti private in October 2002 and have since gone on to support the group's management in its expansion programme, which has led to an increase in the company's market share and geographical expansion into new markets.

New Look, one of the UK's leading fashion retailers, completed its second recapitalisation, returning a further 100% of cost to investors and bringing total proceeds back to investors, to date, to 2.1x cost. Funds advised by Permira backed New Look's public to private transaction in 2004. Since then, the management team has focused on improving the operations of the business, including buying and sourcing initiatives and tight stock management, expanding the company's trading space and the rollout of new categories, all of which have resulted in strong growth in earnings, despite challenging market conditions. At 30 June 2006, SVG Capital's holding in New Look was valued at GBP15.9 million, which together with the value from the recapitalisation, represents a GBP7.8 million (5.3p per share) uplift to the December 2005 valuation.

In April 2006, EEMS listed on the Italian Stock Exchange. Funds advised by Permira sold approximately 30% of their shareholding in the company at the flotation. The value of this partial realisation for SVG Capital was approximately GBP5.5 million, which together with the valuation of SVG Capital's remaining holding of GBP14.1 million, represents an uplift of GBP7.3 million
(5.0p per share) to EEMS' December 2005 valuation. EEMS is a world leading provider of back-end services for the semiconductor industry performing assembly and test services for DRAM and Flash memory chip manufacturers.

In addition, the portfolio's valuation has benefited from several smaller uplifts including Maxeda (Vendex), which successfully completed a recapitalisation during the period returning 46% of cost and bringing total proceeds back to investors, to date, to 1.1x cost. The company has been written up on an earnings basis to GBP12.5 million, which together with the value of the recapitalisation, represents a GBP4.7 million (3.2p per share) uplift to the December 2005 valuation.

The only markdowns in valuations of note have been the result of movements in quoted share prices, following the sharp decline in global equity markets in May. The two most material of these were LaOX, a Japanese home electronics appliance retailer and SEAT Pagine Gialle, together representing a markdown of GBP9.9 million (6.8p).

Realisations

The portfolio has been highly cash generative and distributions in the six months reached GBP200.9 million, well ahead of the corresponding period last year. The greatest part (46%) of these distributions were the result of the sale of quoted holdings, with the remainder made up of recapitalisations (30%) and trade sales (24%). With the exception of recapitalisations, the four most material of these distributions were the full realisations of Avnet (Memec), Inmarsat and austriamicrosystems and the partial realisation of Marazzi (following its IPO), all of which were sold towards the beginning of the year at close to the December 2005 valuations.

At the smaller end of the portfolio, there have been several realisations in the SV Life Sciences III portfolio, which has been at substantial multiples to cost. SVG Capital received proceeds of GBP6.7 million from the sale of GlycoFi to Merck in June, an uplift of 4.1p to the December 2005 valuation and a multiple of 9.0x cost. In addition, Rinat was sold to Pfizer in April 2006, netting SVG Capital proceeds of GBP4.5 million, an uplift of 2.5p to the December 2005 valuation and a multiple of 6.0x cost.

Investments are carried out at cost where this represents the Directors' best estimate of fair value. Gross investment portfolio of GBP689.6 million


                                        10

New investments

A total of GBP92.6 million of calls were paid in the six months, the majority of which were used to fund plc full and partial calls for investments that were made in late 2005. In total seven new and 15 follow-on investments were made in the period, the largest being Aearo Technologies.

Funds advised by Permira backed the management buy-out of Aearo Technologies. The company is a global leader in the personal protection equipment industry, competing primarily in the higher value added hearing, eye, head, face, respiratory and fall protection market segments. SVG Capital's share of this investment is approximately GBP20.3 million (yet to be called).

Since the period end, funds advised by Permira have announced five new investments, including Telepizza, Spain's leading home delivery pizza business; All3Media, the UK's largest independent TV production business; Sisal, the number two operator in the Italian gaming and betting industry; and iglo Birds Eye Frozen Foods, the number one frozen food company in Europe and Principal Hotels, a four star hotel chain comprising six hotels which compete in the upper mid-market segment of the UK hotel market. The cost of these five new investments for SVG Capital is expected to be approximately GBP79.8 million in total. All of these transactions are subject to regulatory approval and customary closing conditions.

Other news

Since the period end, the UK health club operatons of Holmes Place have been sold to Virgin Active, in return for a minority stake in the enlarged Virgin Active group. Holmes Place will continue to own its operations in Switzerland, Germany and Austria. SVG Capital's holding in the enlarged Virgin Active group will be revalued at 31 December 2006.

Valuation basis

The largest two movements in the portfolio's valuation basis were the decrease in its exposure to quoted companies and the increase in the percentage of the portfolio valued on a cost basis. The former is simply a reflection of the realisations of several quoted holdings, such as Avnet (Memec), Inmarsat and austriamicrosystems. The increase in the percentage of companies valued on a cost basis is a result of the follow-on investment in TDC and its reclassification, after the expiry of the tender offer for its shares, to a cost basis, in addition to new investments such as Aearo Technologies. The rise in the percentage of companies valued on a third-party basis can be attributed to the sale of Travelodge, which completed in September.

The average weighted discounted earnings basis has decreased to 6.5, with the average discount applied to companies valued on an earnings basis remaining unchanged at 33%.


                                        11

Valuation analysis by value

                                                                                        30 June    31 December
                                                                                           2006           2005
                                                                                              %              %

1  Earnings                                                                                  33             36
2  Cost                                                                                      31             20
3  Quoted                                                                                    19             35
4  Third-party                                                                               15              7
5  Written down - earnings                                                                    2              2
Geographical analysis                                                                  by value
                                                                                        30 June    31 December
                                                                                           2006           2005
                                                                                              %              %
1  Continental Europe                                                                        36             36
2  UK                                                                                        27             26
3  Multinational                                                                             18             21
4  Far East/Asia Pacific                                                                     11             10
5  North America                                                                              8              7
Sector analysis by value
                                                                                        30 June    31 December
                                                                                           2006           2005
                                                                                              %              %
1  Leisure                                                                                   28             19
2  Computer/electronics
   and communications                                                                        17             25
3  Medical/health                                                                            12             11
4  Retail                                                                                    12             16
5  Other services                                                                            11             10
6  Media                                                                                      6              5
7  Other consumer                                                                             6              7
8  Industrial products/services                                                               5              5
9  Other manufacturing                                                                        2              1
10 Chemicals                                                                                  1              1



                                        12


Portfolio maturity investments in companies 30 June 2006 GBP millions

The average age of the portfolio continues to fall with 63% of the investments being held for less than three years; 45% being held for under two years; and 28% being held for less than a year.

Uncalled fund commitments

                                                                   Amount                   Amount  SVG Capital
                                                                   called                 uncalled     uncalled
                                                         (local currency)         (local currency)  commitment*
                                                                 millions                 millions GBP millions

Permira Europe II                                               EURb617.7                 EURb32.5         22.5
Permira Europe III                                              EURb304.8                EURb203.2        140.5
The Japan Fund IV                                           Y3,2983,298.7            Y3,2987,414.9         35.1
SV Investments Fund I                                             US$57.0                  US$ 6.2          3.4
SV Life Sciences Fund II                                          US$42.1                  US$ 4.5          2.4
SV Life Sciences Fund III                                         US$46.0                 US$ 29.0         15.7
SV Life Sciences Fund IV                                                -                 US$ 50.0         27.0
P123                                                             EURb83.8                 EURb21.0         14.5
SVG Diamond                                                             -                 EURb52.0         36.0
SVG Diamond II                                                          -                 EURb60.6         41.9
Total                                                                                                   339.0**
* Based on exchange rates at 30 June 2006.                    **              Excluding
                                                                              warehoused assets.
Return on holdings


SVG Capital's return on its holdings of its core private equity funds, including P123.

                                                                                   Six months to        Year to
                                                                                    30 June 2006    31 December
                                                                                                           2005
                                                                                    GBP millions   GBP millions

Opening valuation                                                                          675.1          714.1
Calls payable                                                                               92.6           89.1
Distributions receivable                                                                 (200.9) *    (285.8)**
                                                                                           566.8          517.4
Return on portfolio                                                                         78.0 *      152.8**
(Less)/plus FX movement                                                                    (9.3)            4.9
                                                                                            68.7          157.7
Closing portfolio                                                                          635.5          675.1

*Including GBP7.4 million of income. ** Including GBP17.7 million of income.


Geographical and sector distribution (by value)

The geographical exposure of the portfolio has not changed materially, with a slight decrease in the percentage of the total invested in multinational companies, predominantly driven by realisations of companies such as Avnet (Memec) and the partial realisation of Marazzi.

The increase in the portfolio's exposure to the leisure sector is attributable to the write-ups of both Travelodge and Ferretti. The movement in the portfolio's weighting to retail companies is predominantly a result of the partial realisation of Marazzi and the recapitalisation of New Look. The fall in the portfolio's weighting to computer/electronics and communication is a result of the realisations of Avnet (Memec), Inmarsat and austriamicrosystems.


                                        13

Deal type

SVG Capital's portfolio remains focused towards later stage funds with buy-outs/ins representing 87% of the portfolio and development capital 10%. SVG Capital's exposure to early-stage companies (3%) is entirely in the life sciences sectors.

Fund commitments

At 30 June 2006, SVG Capital had GBP246.6 million of uncalled commitments to seven private equity funds (December 2005: GBP314.4 million to seven funds). In addition, SVG Capital also had a GBP14.5 million uncalled commitment to P123 and an uncalled commitment of GBP77.9 million to SVG Diamond I and II. Since the period end, SVG Capital has made a EUR2.8 billion (GBP1.9 billion) commitment to Permira IV at its first closing in July 2006.

Cash and marketable securities

At 30 June 2006, the Company's gross cash balance of GBP328.6 million1 (December 2005: GBP205.0 million) was held principally in money market funds and treasury bills, reflecting anticipated short-term cash flows. Since the period end, SVG Capital has received further distributions totalling GBP78.9 million and paid calls of GBP15.7 million. In addition, SVG Capital has received proceeds of GBP113.1 million from its Private Placement of Senior Unsecured Notes.

1 Not including SVG Advisers. Group cash balances were GBP336.2 million at 30 June 2006.


                                        14

20 largest underlying companies

- In the following pages, we show SVG Capital's 20 largest investments by value as at 30 June 2006.

- The valuations of these companies have been Capital presented in accordance with IFRS.


                                        15

List of investments (Group)
at 30 June 2006

                                                                                    SVG    Value of
                                                                              Capital's         SVG         SVG
                                                                   Original  holding in   Capital's   Capital's
                                                              Year     life    the fund     holding  net assets
                                                            formed    years           %     GBP'000           %
Europe
Permira Europe I
The first US$1 billion fund raised for private equity
investment in Europe focusing on large and
medium-sized leveraged buy-out opportunities                  1997       10        13.5      11,099         1.1
Permira Europe II
Formed as the successor to Permira Europe I, the fund
focuses on European buy-outs and buy-ins, in addition to
growth capital investments                                    2000       10        19.7     219,679        21.7
Permira Europe III
Formed as the successor to Permira Europe II, the fund
focuses on buy-outs/ins and growth capital investments in
European businesses or of global businesses with a strong
European presence                                             2003       10        10.2     179,879        17.7
P123
A fund of Permira pan-European buy-out funds, with
interests in Permira Europe I, II and III                     2003       15        38.6      86,723         8.6
Permira German Buy-Outs
Established to invest in buy-outs of companies in
Germany and some of its neighbouring
countries                                                     1986      10*        29.7         524         0.1
Permira Italy II
Established to make equity and near-equity investments in
buy-outs and buy-ins, including development capital
businesses, principally in Italy                              1993      10*        21.0       1,731         0.2
Permira UK III
Established as Permira's third buy-out fund in the
United Kingdom to invest in equity and
near-equity investments in buy-outs, buy-ins, development
capital businesses and turnarounds                            1993      10*         0.3          56         0.0
Permira UK Venture III
Established to invest in a diversified portfolio of venture
or development capital businesses and buy-outs principally
in the United Kingdom                                         1990      10*         8.7         117         0.0
Permira UK Venture IV
Established to follow the policies of the fully invested
Permira UK Venture III                                        1995      10*         4.2         214         0.0
Total Europe                                                                                500,022        49.4
*    The lives of these funds have been extended.


                                        16

                                                                                    SVG    Value of
                                                                              Capital's         SVG         SVG
                                                                   Original  holding in   Capital's   Capital's
                                                              Year     life    the fund     holding  net assets
                                                            formed    years           %     GBP'000           %
Asia
Asia Pacific Trust
Formed to invest in equity and  near-equity  investments  in the high growth  economies of the Asia Pacific region.  This
trust has been in liquidation since 1998                      1990       8*         6.4         765         0.1
Asia Pacific Fund II
Established to make equity or near-equity investments in
buy-outs, buy-ins, development capital businesses and
turnarounds, principally in the Asia Pacific region with an
emphasis  on Australia, China, Hong Kong, India, Indonesia,
Malaysia, Singapore and Thailand                              1994      10*        14.0       5,137         0.5
Schroder Ventures Asia Pacific Fund
Established to make equity or near-equity investments in
companies that have significant exposure to the Asia Pacific region. The fund focuses principally on management buy-outs
and buy-ins, financial acquisitions and larger development
capital opportunities                                         1999       10         29.9     46,413         4.6
Co-investments with Asia Pacific Fund II and
Schroder Ventures Asia Pacific Fund                                                           3,716         0.4
The Japan Venture Fund III
Established to invest directly or indirectly in equity and
near-equity investments in a diversified portfolio of
early-stage or development capital investments and leveraged
and  management   buy-outs  and  buy-ins   principally  in
Japan                                                         1997       10         20.3          2         0.0
The Japan Fund IV
Established   to   invest   in   buy-out   transactions   in
Japan across a range of industries and sectors                2004       10         22.8     15,515         1.5
Total Asia                                                                                   71,548         7.1
North America
Schroder Canadian Buy-Out Fund III
Established  to invest  principally  in  buy-outs,  buy-ins, leveraged build-ups  and  development capital opportunities
in Canada                                                     2000       10         26.6      1,150         0.1
Co-investments with Schroder Canadian Buy-Out Funds III
and SV Investments Fund I                                                                     5,180         0.5
SV Life Sciences Fund II
Formerly  known  as  Schroder  Ventures  International  Life
Sciences Fund II.  Established as a successor to SV Life
Sciences Fund, to invest in a diversified portfolio of
life sciences companies principally in the United States and
Europe. The majority of these investments will be in
early-stage opportunities                                     1999       10         16.7     12,864         1.3
SV Life Sciences Fund III
Formerly known as International Life Sciences Fund III.
The successor to SV Life Sciences Fund II, established to
invest in a diversified portfolio of life sciences companies principally in the United States and Europe.  The
majority of these investments will be in early-stage
opportunities                                                 2002       10         19.1     21,268         2.1
SV Investments Fund I
Established  to  invest in larger  development  capital  and mid-size buy-outs in the United States,  with a
particular focus on media,
telecommunications and technology sectors                     1999       10         25.9     23,452         2.3
Total North America                                                                          63,914         6.3
Total private equity funds and co-investments                                               635,484        62.8
Generalist   private   equity   funds  of  funds  and  other                                  2,454         0.2
investments
Public equity funds                                                                          27,443         2.7
Total investment portfolio                                                                  665,381        65.7
Other assets less total liabilities                                                         346,727        34.3
Total net assets                                                                          1,012,108       100.0

*    The lives of these funds have been extended.

                                        17 & 18


Independent review report
to SVG Capital plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2006 which comprises the Consolidated income statement, Consolidated statement of changes in equity, Consolidated balance sheet, Consolidated cash flow statement, and the related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information Contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Ernst & Young LLP

Notes:

The maintenance and integrity of the SVG Capital plc website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial information since it was initially presented on the website.

Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.


                                        19

Consolidated income statement

                                 For the six months ended    For the six months ended  For the year ended 31
                                       30 June 2006                30 June 2005            December 2005*
                                 Revenue    Capital           Revenue Capital           Revenue  Capital
                                  return     return    Total   return  return    Total   return   return   Total
                                 GBP'000    GBP'000  GBP'000  GBP'000 GBP'000  GBP'000  GBP'000  GBP'000 GBP'000

Gains on investments - gains                                                                              42,451
on fair value through profit
and loss                               -     63,055   63,055        -  62,911   62,911        -         142,4511
Exchange gains/(losses) on
other items                            5      1,203    1,208     (71) (3,426)  (3,497)     (63)      994     931
                                       5     64,258   64,263     (71)  59,485   59,414     (63)  143,445 143,382
Operating income
Investment income                 10,521          -   10,521   13,398       -   13,398   21,314        -  21,314
Other operating income             9,426          -    9,426    5,383       -    5,383   12,054        -  12,054
Total operating income            19,947          -   19,947   18,781       -   18,781   33,368        -  33,368
Operating expenses
Administrative expenses          (9,304)          -  (9,304)  (6,006)       -  (6,006) (14,079)        - (14,079)
Other operating expenses               -       (41)     (41)        -   (242)    (242)        -    (517)   (517)
Total expenses                   (9,304)       (41)  (9,345)  (6,006)   (242)  (6,248) (14,079)    (517) (14,596)
Operating profit/(loss)           10,643       (41)   10,602   12,775   (242)   12,533   19,289    (517)  18,772
Finance costs                      (833)          -    (833)  (2,207)       -  (2,207)  (4,588)        - (4,588)
Profit before tax                  9,815     64,217   74,032   10,497  59,243   69,740   14,638  142,928 157,566
Tax                              (2,845)      (181)  (3,026)     (16)       -     (16)    (328)    (527)   (855)
Profit for the period              6,970     64,036   71,006   10,481  59,243   69,724   14,310  142,401 156,711
Attributable to:
Equity holders of the parent       6,905     63,999   70,904   10,478  59,183   69,661   14,300  142,274 156,574
Minority interest                     65         37      102        3      60       63       10      127     137
Earnings per share
From continuing activities
Basic                                                  54.7p                     55.9p                    123.7p
Diluted                                                53.3p                     51.6p                    113.7p

* Although not required, the comparative figures for the preceding year end have been included as this is best practice in the UK.

The total column of this statement represents the Group's income statement, prepared in accordance with IFRS. The supplementary revenue return and capital return columns are both prepared under guidance published by the Association of Investment Trust Companies. All items in the above statement derive from continuing operations.

The notes on pages 28 to 33 form an integral part of these accounts.


                                        20

Consolidated statement of changes in equity

                                                                           Share                Total
                                 Share      Share    Revenue    Capital   option     Other     equity Minority
                               capital    premium    reserve    reserve  reserve  reserves    holders interest    Total
                               GBP'000    GBP'000    GBP'000    GBP'000  GBP'000   GBP'000    GBP'000 GBP'000   GBP'000

For the six months ended
30 June 2006
Profit for the period                -          -      6,905     63,999        -         -     70,904     102    71,006
Dividends                            -          -   (3,985)-          -        -              (3,985)   (638)   (4,623)
Issue of share options               -          -          -          -      906         -        906       -       906
Issue of shares on
exercise of options                 67        199          -          -        -         -        266       -       266
Issue of shares on
conversion of bonds             10,208     38,792          -          -        -   (7,446)     41,554       -    41,554
Changes in equity for
the six months ended
30 June 2006                    10,275     38,991      2,920     63,999      906   (7,446)    109,645   (536)   109,109
Balance at
31 December 2005               128,530    102,130      1,099    565,219    2,675   102,704    902,357     642   902,999
Balance at
30 June 2006                   138,805    141,121      4,019    629,218    3,581    95,258  1,012,002     106 1,012,108
For the six months ended
30 June 2005
Profit for the period                -          -     10,478     59,183        -         -     69,661      63    69,724
Issue of share options               -          -          -          -      713         -        713       -       713
Issue of shares via placing      6,000     29,508          -          -        -         -     35,508       -    35,508
Changes in equity for
the six months ended
30 June 2005                     6,000     29,508     10,478     59,183      713         -    105,882      63   105,945
Balance at
31 December 2004               122,530     72,622   (13,201)    422,945    1,250   102,704    708,850     505   709,355
Balance at
30 June 2005                   128,530    102,130    (2,723)    482,128    1,963   102,704    814,732     568   815,300
For the year ended
31 December 2005*
Profit for the year                  -          -     14,300    142,274        -         -    156,574     137   156,711
Issue of share options               -          -          -          -    1,425         -      1,425       -     1,425
Issue of shares via placing      6,000     30,000          -          -        -         -     36,000       -    36,000
Issue costs                          -      (492)          -          -        -         -      (492)       -     (492)
Changes in equity
for the year ended
31 December 2005                 6,000     29,508     14,300    142,274    1,425         -    193,507     137   193,644
Balance at
31 December 2004               122,530     72,622   (13,201)    422,945    1,250   102,704    708,850     505   709,355
Balance at
31 December 2005               128,530    102,130      1,099    565,219    2,675   102,704    902,357     642   902,999


* Although not required, the comparative figures for the preceding year end have been included as this is best practice in the UK.

The notes on pages 28 to 33 form an integral part of these accounts.


                                        21

Consolidated balance sheet

                                                                                  As at     As at         As at
                                                                                30 June   30 June   31 December
                                                                                   2006     2005*          2005
                                                                                GBP'000   GBP'000       GBP'000

Non-current assets
Property, plant and equipment                                                     1,274     1,097         1,099
Investments designated as fair value through profit and loss                    665,381   667,425       703,725
Deferred tax asset                                                                   39        36            38
                                                                                666,694   668,558       704,862
Current assets
Financial assets                                                                 12,469         -        40,565
Other receivables                                                                 7,758     4,509         4,965
Cash and cash equivalents                                                       336,150   190,825       205,006
                                                                                356,377   195,334       250,536
Total assets                                                                  1,023,071   863,892       955,398
Current liabilities
Other payables                                                                  (8,855)   (5,316)       (8,152)
Tax payable                                                                       (727)         -          (42)
                                                                                (9,582)   (5,316)       (8,194)
Total assets less current liabilities                                         1,013,489   858,576       947,204
Non-current liabilities
Convertible loan notes                                                                -  (42,676)      (42,989)
Deferred staff compensation                                                       (665)     (600)         (689)
Deferred tax liability                                                            (716)         -         (527)
                                                                                (1,381)  (43,276)      (44,205)
Net assets                                                                    1,012,108   815,300       902,999
Equity
Called up share capital                                                         138,805   128,530       128,530
Share premium account                                                           141,121   102,130       102,130
Capital redemption reserve                                                        3,204     3,204         3,204
Share purchase reserve                                                           92,054    92,054        92,054
Convertibles loan notes - equity                                                      -     7,446         7,446
Share option reserve                                                              3,581     1,963         2,675
Capital reserve                                                                 629,218   482,128       565,219
Revenue reserve                                                                   4,019   (2,723)         1,099
Equity attributable to equity holders of the parent                           1,012,002   814,732       902,357
Minority interest                                                                   106       568           642
Total equity                                                                  1,012,108   815,300       902,999
Net asset value per ordinary share
- undiluted                                                                      729.1p    633.9p        702.1p
- diluted                                                                        713.1p    607.8p        667.8p


* Although not required, the comparative amounts for the six months ended 30 June 2005 have been included to comply with the Listing Rules requirement
  12.52 (d) to include comparative figures for the corresponding period in the preceding financial year.

The notes on pages 28 to 33 form an integral part of these accounts.


                                        22

Consolidated cash flow statement

                                                                                  For the       For the
                                                                               six months    six months        For the
                                                                                    ended         ended     year ended
                                                                                  30 June       30 June    31 December
                                                                                     2006          2005          2005*
                                                                                  GBP'000       GBP'000        GBP'000
Interest income                                                                     4,088           445          3,583
Other income                                                                       15,029        18,326         29,659
Expenses                                                                          (7,634)       (8,214)       (13,507)
Interest paid                                                                     (4,231)       (1,655)        (3,357)
Tax paid                                                                          (2,167)            13          (244)
Net cash from operating activities                                                  5,085         8,915         16,134
Investing activities
Purchases of public equity funds and other investments                            (1,553)       (2,183)       (17,672)
Capital distributions from public equity funds                                      2,030         4,642          6,674
Calls paid to private equity funds                                               (92,606)      (36,489)       (89,117)
Capital distributions from private equity funds                                   193,543       158,786        268,113
Purchase of warehoused funds                                                     (15,518)             -       (39,016)
Sale of warehoused funds                                                           43,294             -              -
Purchases of property, plant and equipment                                          (287)          (26)          (131)
Net cash from investing activities                                                128,903       124,730        128,851
Financing
Share placing                                                                         266        36,000         36,000
Issue and listing costs of ordinary shares                                              -         (508)          (510)
Dividends paid                                                                    (4,624)             -              -
Net cash (used in)/from financing activities                                      (4,358)        35,492         35,490
Net increase in cash and cash equivalents                                         129,630       169,137        180,475
Cash and cash equivalents at beginning of period                                  205,006        25,148         25,148
Effect of foreign exchange rates                                                    1,514       (3,460)          (617)
Cash and cash equivalents at end of period                                        336,150       190,825        205,006


* Although not required, the comparative figures for the preceding year end have been included as this is best practice in the UK.

The notes on pages 28 to 33 form an integral part of these accounts.


                                        23

Notes to the accounts

1     General information

The information for the year ended 31 December 2005 does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies.

The auditors' report on those accounts was unqualified.

2     Accounting policies

Basis of accounting

The interim financial report has been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board, and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee that remain in effect, and to the extent that they have been adopted by the European Union and as applied in accordance with the Companies Act 1985.

The accounting policies applied in these interim financial statements are consistent with those applied in the Group's most recent annual financial instruments.

3     Business segments

For management purposes, the Group is currently organised into the following principal activities:

Investing activities

SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of Europe's leading private equity firms. In addition, the Company invests in private equity funds that invest in Japan, North America, Asia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds.
Investing  activities are undertaken by SVG Capital plc and The Platinum
Trust.

Investment management and advisory services

To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

These activities are undertaken by SVG Advisers Limited, SVG Investment Managers Limited, SVG Advisers Inc. and SVG North America Inc. Segmental information about these business activities is presented below.

                                                                                    Investment
                                                                                    management
                                                                    Investing     and advisory
                                                                   activities         services      Consolidated
Six months ended 30 June 2006                                         GBP'000          GBP'000           GBP'000
Total operating income*                                                11,516            8,431            19,947
Share option costs                                                          -            (907)             (907)
Other administrative expenses*                                        (1,626)          (6,771)           (8,397)
Other operating expenses                                                 (41)                -              (41)
Operating profit                                                        9,849              753            10,602
Finance costs                                                          (833)-            (833)
Gains on fair value through profit and loss                            63,053                2            63,055
Exchange gains/(losses)                                                 1,218             (10)             1,208
Profit before tax                                                      73,287              745            74,032
* Excludes intra-group fees.


                                        24

4      Revenue

                                                                                 For the    For the     For the
                                                                              six months six months        year
                                                                                   ended      ended       ended
                                                                                 30 June    30 June 31 December
                                                                                    2006       2005        2005
                                                                                GBP '000   GBP '000    GBP '000
Income from money market instruments                                               3,075      1,172       2,999
Income from funds and co-investments                                               7,446     12,226      17,724
Interest on warehoused funds                                                         408          -         591
Other operating income:
Income from investment advisory services                                           8,317      4,899      10,603
Interest receivable and other income                                                 701        484       1,451
                                                                                  19,947     18,781      33,368

5      Administrative expenses
                                                                                 For the    For the     For the
                                                                              six months six months        year
                                                                                   ended      ended       ended
                                                                                 30 June    30 June 31 December
                                                                                    2006       2005        2005
                                                                                GBP '000   GBP '000    GBP '000
Fees payable to Schroder Investment Management Limited                               201        212         388
Directors' remuneration                                                              712        802       1,465
Share option costs                                                                 2,033        713       1,425
Staff costs                                                                        4,416      2,855       7,561
Depreciation                                                                         111         93         193
General expenses                                                                   1,719      1,234       2,851
Auditor'' remuneration                                                               112         97         196
                                                                                   9,304      6,006      14,079

6       Interest payable and similar charges
                                                                                 For the    For the     For the
                                                                              six months six months        year
                                                                                   ended      ended       ended
                                                                                 30 June    30 June 31 December
                                                                                    2006       2005        2005
                                                                                GBP '000   GBP '000    GBP '000
Convertible loan note interest                                                       858      1,090       2,199
(Reversal)/amortisation of premium to redemption re convertible bonds            (1,500)        298         606
Amortisation of issue and listing costs re convertible bonds                          65          5           9
Loan facility finance costs                                                          642        689       1,541
Amortisation of loan facility issue costs                                            722        125         233
Other interest costs                                                                  46          -           -
                                                                                     833      2,207       4,588

The convertibles were fully converted in June 2006. Unamortised issue costs have been expensed in full during the period and any premium to redemption previously charged has been credited to the income account.

The loan facility was replaced on 10 March 2006. Unamortised issue costs relating to the previous facility have been expensed in full during the current period.

                                       26


Notes to the accounts continued

7     Dividends

In order to maintain investment trust status, an interim dividend of 3.1p per share (GBP3,985,000) was paid to shareholders of the Capital Company on 31 May 2006 out of available profits for the year ended 31 December 2005.


8     Earnings per share

The calculation of the basic and diluted earnings per share, in accordance with IAS 33, is based on the following data:


                                                                                 For the    For the     For the
                                                                              six months six months        year
                                                                                   ended      ended       ended
                                                                                 30 June    30 June 31 December
                                                                                    2006       2005        2005
                                                                                GBP '000   GBP '000    GBP '000
Earnings for the purposes of basic earnings per share being net
profit attributable to equity holders of the parent                               70,904     69,661     156,574
Effect of dilutive potential ordinary shares:
Interest on convertible loan notes (net of tax)                                        -      1,061       1,970
Earnings for the purposes of diluted earnings per share                           70,904     70,722     158,544
                                                                                  Number     Number      Number
Number of shares
Weighted average number of ordinary shares for the purposes of
basic earnings per share                                                     129,506,206124,618,251 126,590,127
Effect of dilutive potential ordinary shares:
Share options                                                                  3,483,050  2,255,490   2,599,452
Convertible loan notes                                                                 - 10,208,333  10,208,333
Weighted average number of ordinary shares for the purposes of
diluted earnings per share                                                   132,989,256137,082,074 139,397,912
Earnings per share
Basic                                                                              54.7p      55.9p      123.7p
Diluted                                                                            53.3p      51.6p      113.7p

9       Operations in the interim period

There is a large degree of uncertainty and risk involved in investing in private equity and the Company's results are primarily dependent on the performance of its private equity fund investments. During the six months ended 30 June 2006, gains on investments amounted to GBP63.1 million. The Company has previously announced that it will focus its future investments mainly on Permira Funds. As such, and given that our largest exposures currently are to Permira Funds, we expect that the future performance of the Company will be largely dependent on the future performance of the Permira Funds in which we invest.


10    Borrowings

During the period, the Company replaced its EUR285 million loan facility with an increased facility of EUR600 million. No drawdowns were made under the facility during the six months ended 30 June 2006, although EUR125 million was effectively utilised by way of a guarantee over SVG Capital's commitments to SVG Diamond Holdings Limited and SVG Diamond Holdings II Limited (note 12).

Subsequent to the balance sheet date, the Company issued the following senior unsecured loan notes on 18 July 2006 via a private placement:

                                                                                           Amount
                                                                                         millions        Amount*
                                                                                 (local currency)   GBP millions
7.10% Fixed Rate Series A Senior Notes due 18 July 2013                                  US$170.0           91.9
5.57% Fixed Rate Series B Senior Notes due 18 July 2013                                   EUR20.0           13.8
Floating Rate Series C Senior Notes due 18 July 2013                                       GBP7.0            7.0
                                                                                                           112.7

* Based on exchange rates at 30 June 2006.

                                       26

On 18 July 2006, the Company also entered into an interest rate swap agreement with The Royal Bank of Scotland plc to effectively fix the interest payments under the Series C Notes at a rate of 6.65% per annum.


11    Convertible loan notes

During the period, the 2013 convertible bonds were fully converted into 10,208,327 ordinary shares at a conversion price of 480p per share.

                                                                                     As at     As at       As at
                                                                                   30 June   30 June 31 December
                                                                                      2006      2005        2005
                                                                                  GBP '000  GBP '000    GBP '000
4.5% Subordinated Convertible Bonds 2013 - Nominal                                       -    49,000      49,000
Unamortised premium                                                                      -    (6,254)     5,946)
Unamortised issue and listing costs                                                      -       (70)       (65)
                                                                                         -    42,676      42,989

12    Capital commitments

At 30 June 2006, the Group had uncalled commitments to its fund investments as follows:

                                                                                             Uncalled     Uncalled
                                                                                           commitment  commitment*
                                                                                     (local currency) GBP millions
Permira Europe II                                                                            EUR32.5m         22.5
Permira Europe III                                                                          EUR203.2m        140.5
P123                                                                                         EUR21.0m         14.5
SV Investments Fund I                                                                        US $6.2m          3.4
SV Life Sciences Fund II                                                                     US $4.5m          2.4
SV Life Sciences Fund III                                                                    US$29.0m         15.7
SV Life Sciences Fund IV                                                                     US$50.0m         27.0
The country-regionplaceJapan Fund IV                                                 YEN3,2987,414.9m         35.1
                                                                                                             261.1
Generalist private equity funds of funds:
SVG Diamond Holdings Limited                                                                 EUR52.0m         36.0
SVG Diamond Holdings II Limited                                                              EUR60.6m         41.9
Total uncalled commitments to portfolio fund investments                                                     339.0
Warehoused assets:
Schroder Private Equity Fund of Funds III                                                     EUR3.8m          2.6
SVG Diamond Holdings II Limited                                                              EUR12.6m          8.7
Other warehoused funds for product development                                                                30.8
Total uncalled commitments to warehoused funds                                                                42.1
* Based on exchange rates at 30 June 2006.

In addition, subsequent to the balance sheet date, the Company made a commitment of EUR2.8 billion (GBP1.9 billion) to Permira IV, which announced a first close on 4 July 2006, and a commitment of GBP13.3 million to co-invest alongside the Strategic Recovery Fund II.


13    Share capital

On full conversion of the 2013 bonds, the Company issued 10,208,327 shares during the period at a conversion price of 480p per share.

                                       27

Notes to the accounts continued

Calculation of the net asset value per share is based on 138,805,045 ordinary shares in issue as at 30 June 2006 (30 June 2005: 128,529,853; 31 December 2005:
128,529,853)  and  shareholders'  funds  of  GBP1,012,002,000   (30  June  2005:
GBP814,732,000;

December 2005: GBP902,357,000).

The 2013 bonds converted in June 2006 and therefore have no effect on diluted net assets at 30 June 2006. For comparative periods, the diluted net asset values per share are calculated based on the assumption that the GBP49,000,000 2013 bonds are converted at an exercise price of 480p into 10,208,333 new shares.

The diluted net asset value per share calculations also assume that share options with a strike price lower than the undiluted net asset value are exercised at 30 June 2006 are exercised into an additional 7,829,633 ordinary shares (30 June 2005: 7,908,124 ordinary shares and 31 December 2005: 7,896,498 ordinary shares), for consideration of GBP33,605,000 (30 June 2005:
GBP33,933,000 and

31December 2005: GBP33,871,000).

Therefore the calculation of the diluted net asset value per share is based on shareholders' funds of GBP1,045,607,000 (30 June 2005: GBP891,341,000; 31
December 2005: GBP979,217,000) and on 146,634,678 ordinary shares (30 June 2005:
146,646,310; 31 December 2005: 146,634,684).


15    Related party transactions

With effect from 1 April 2006, the Company entered into a services agreement with SVG Advisers Limited (SVGA), a wholly-owned subsidiary. Under the terms of the agreement, SVGA is entitled to a fee of 0.5% per annum of the Company's total assets for the provision of the following services: investment advisory, accounting, legal, marketing and investor relations. The fee payable for the period ended 30 June 2006 amounted to GBP1.3 million, all of which was outstanding at the balance sheet date.

In April 2006, the Company received cash distributions totalling GBP38.7 million and in-specie distributions of fund investments to the value of GBP18.3 million from the Platinum Trust, a subsidiary investment vehicle.

During the period SVGA received EUR0.8 million of BBB-rated Loan Notes in SVG Diamond Holdings Limited (Diamond I), as part of its ongoing investment advisory fee arrangements. These Notes were purchased from SVGA by SVG Capital plc at par value on the date of issue, as the holding of investments is the main activity of the Company. In addition, SVGA received investment advisory fees in cash during the period from Diamond I of EUR0.8 million.

In 2005, the Company warehoused various private equity fund investments for subsequent transfer to SVG Diamond Holdings II Limited (Diamond II). The Company is a significant investor in this fund, which is also advised by SVGA, a wholly-owned subsidiary of the Company. All funds warehoused by the Company were subject to forward sale agreements whereby they would be transferred, subject to compliance with the investment guidelines of Diamond II, at cost plus an interest charge, based on six month Euribor plus a margin of 2% per annum.

The Company made six primary commitments to, and eight secondary purchases of, private equity funds to be warehoused for Diamond II, which closed on 22 February 2006, and all funds were sold to Diamond II during the period under review at cost plus interest.

The Company has also warehoused various other funds during the period. These are expected to be transferred to future vehicles launched by the Group, or its affiliates. These are included in current assets in the balance sheet and designated as financial assets.

In January 2006, the Company invested EUR1.25 million in KC II Limited (KC II), acquiring an interest of almost 20%. Andrew Williams was also appointed a Director of KC II.

During the period, the Company made a EUR5 million commitment to Schroder Private Equity Fund of Funds III (SPEFoF III). SVGA is the Investment Adviser to SPEFoF III. This commitment is being treated as a warehoused investment.

During the period, the Company invested GBP1 million in the SVG UK Alpha Fund, which is managed by SVG Investment Managers Limited, a wholly-owned subsidiary.

At 30 June 2006, the Company had uncalled  commitments  (see note 12) to Diamond
I: EUR52.0 million; Diamond II: EUR73.2 million; and SPEFoF III: EUR3.75 million.

In August 2006, the Company made a commitment of approximately EUR124 million to P25 LP, a new vehicle launched and advised by SVGA to invest in Permira Europe III and Permira IV.

                                       28

16    Notes to the cash flow statement

                                                                                              As at    As at        As at
                                                                                            30 June  30 June  31 December
                                                                                               2006     2005         2005
                                                                                           GBP '000 GBP '000     GBP '000
Profit from operations                                                                       10,602   12,533       18,772
Adjustments for:
Depreciation of property, plant and equipment                                                   111       93          193
Share option charge to reserves                                                                 906      713        1,425
Operating cash flows before movements in working capital                                     11,619   13,339       20,390
Increase in receivables                                                                     (1,351)    (217)        (813)
Increase/(decrease) in payables                                                               1,215  (2,565)          158
Cash generated by operations                                                                 11,483   10,557       19,735
Taxes (paid)/recovered                                                                      (2,167)       13        (244)
Interest paid                                                                               (4,231)  (1,655)      (3,357)
Net cash from operating activities                                                            5,085    8,915       16,134

Purchases and sales of investments are considered to be investing activities rather than operating activities.

                                       29

Company summary

The Company
SVG Capital plc carries on business as an investment trust and it is listed on the London Stock Exchange. SVG Capital's investment objective is to achieve capital appreciation by investing principally in private equity funds that are managed or advised by Permira, one of placeEurope's leading private equity firms. In addition, the Company invests in private equity funds that invest in country-regionJapan, North America, placeAsia and the life sciences sectors, and in unquoted and quoted businesses through specialist funds and co-investments alongside these funds.

To complement this investment objective and create capital and income for the Company, its fund advisory business structures, markets, manages and advises products for investment in private equity and in public equity using private equity techniques.

Investment trust companies are able to switch investments without liability for capital gains tax. This, together with the advantages of professional management and spread of risk, makes investment trusts a valuable investment medium.

In order to continue to obtain exemption from capital gains tax, the Company has conducted itself with a view to being an approved investment trust for the purposes of Section 842 of the United Kingdom Income and Corporation Taxes Act 1988 (as amended). The last accounting period for which the Company has been treated as approved by the Inland Revenue is the year ended 31 December 2004 and the Company has subsequently directed its affairs so as to enable it to continue to qualify for such approval. The Company is not a close company for taxation purposes.


Information for shareholders

The Company's shares are listed on the London Stock Exchange. The stock exchange code for the shares is SVI. The price of the shares is quoted daily in the Financial Times, The Daily Telegraph and The Times.

Real time share information for the shares is available on the FT Cityline by dialling: 0906 843 1432. Calls are charged at 60p per minute at all times.

The net asset value is calculated at 31 December and 30 June each year following an extensive valuation procedure. Due to the nature of the Company's investments, it is not practicable to publish the net asset value on a more frequent basis.


Website
The Company's dedicated website may be found at www.svgcapital.com. The site contains details of all press releases published by the Company, share price information, copies of the Annual Report and Accounts and Interim Report, and a Newssheet which incorporates information on recent transactions, a comprehensive analysis of the Company's portfolio and detailed market commentary. The Newssheet is distributed to the shareholders of the Company.


Capital gains tax information

For the 2006/2007 tax year, the annual capital gains (after adjusting for indexation and taper relief) of private individuals in excess of GBP8,800 (2005/2006: GBP8,500) are assessed for capital gains tax.

Capital gains on shares disposed of by individuals may be eligible for taper relief. The taper reduces the amount of a chargeable gain according to how long the asset has been held for periods after 5 April 1998.

Where shares were acquired before 6 April 1998, the capital gain will also be reduced by indexation allowance for the period up to April 1998, but not thereafter.

For the benefit of those shareholders who acquired their holdings in exchange for their interests in Schroder Ventures' funds, the acquisition cost of the shares for capital gains tax purposes based upon initial dealings on 23 May 1996 was as follows: Each ordinary share of GBP1: 191.50p.

                                       30

Schroder Investment Trust Dealing Service

The Schroder Investment Trust Dealing Service provides a convenient and cost effective means of investing in the ordinary shares of the Company.

The Service offers investors:

-     a regular investment option from a minimum of GBP50 per month;

-     a lump sum investment option from a minimum of GBP1,000;

-     daily dealing;

-     competitive charges;

-     the option to reinvest income.

Other investment trusts which are available through this service are Schroder Asia Pacific Fund plc, Schroder Income Growth Fund plc, Schroder Japan Growth Fund plc, Schroder UK Growth Fund plc, Schroder UK Mid & Small Cap Fund plc, Schroder Split Investment Fund plc and Schroder Split ZDP plc and International Biotechnology Trust plc.

If you would like further information about the Schroder Investment Trust Dealing Service please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.


Individual savings account - Schroder maxi ISA plan

The Schroder ISA offers investors:

- lump sum investments in the ordinary shares of the Company from a minimum of GBP1,000 to a maximum of GBP7,000 in the current tax year;

-    a regular investment option from a minimum of GBP50 per month;

-    competitive charges;

-    the option to reinvest income;

-    the option to include other trusts.

If you would like further information about the Schroder Maxi ISA, please contact the Secretary of the Company at 31 Gresham Street, London EC2V 7QA or call Schroder Investor Services on freephone 0800 718 777.


Registrar services for ordinary shares

Communications with shareholders are mailed to the address held on the register. Any notifications and enquiries relating to registered share holdings, including a change of address or other amendment should be directed to Lloyds TSB Registrars Scotland at PO Box 28448, Finance House, Orchard Brae, Edinburgh EH4 1WQ. The helpline telephone number of Lloyds TSB Registrars is 0870 601 5366.

Lloyds TSB Registrars Scotland maintain a web-based enquiry service for shareholders. Currently the 'Shareview' site (address below) contains information available on public registers. Shareholders will be invited to enter their name, shareholder reference (account number) and post code and will be able to view information on their own holding.

Visit www.shareview.co.uk for more details.

                                       31

Directors and advisers

Directors
Nicholas Ferguson (Chairman)
Damon Buffini
Francis Finlay
Anthony Habgood
Edgar Koning
Denis Raeburn
Charles Sinclair
Andrew Williams (Executive)


Head office
111 Strand
London WC2R 0AG
Telephone 020 7010 8900
Fax 020 7240 5346

www.svgcapital.com


Secretary and registered office
Schroder Investment Management Limited
31 Gresham Street
London EC2V 7QA
Telephone 020 7658 3206


Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF


Bankers
The Royal Bank of Scotland plc
Corporate Banking Office
5-10 Great Tower Street
London EC3P 3HX

Bank of Scotland
Level 7
Bishopsgate Building
155 Bishopsgate
London EC2M 3YB


Registrar for ordinary shares
Lloyds TSB Registrars Scotland
PO Box 28448
Finance House
Orchard Brae
Edinburgh EH4 1WQ


Solicitors
Slaughter and May
One Bunhill Row
London EC1Y 8YY


Stockbrokers
UBS
1 Finsbury Avenue
London EC2M 2PP

                                       32

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 13 November 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries